CSW Industrials, Inc.

5420 Lyndon B. Johnson Fwy., Ste. 500

Dallas, Texas 75240

April 1, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kevin Kuhar, Accounting Branch Chief Gary Newberry Office of Life Sciences

Re:	CSW Industrials, Inc. Form 10-K for the Year Ended March 31, 2020 Filed May 20, 2020 File No. 001-37454

Dear Mr. Kuhar:

CSW Industrials, Inc., a Delaware corporation (“CSWI”, the “Company”, or “we”, “us”, or “our”), is submitting this letter in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated March 26, 2021, with respect to the Company’s Annual Report on Form 10-K for the year ended March 31, 2020, filed May 20, 2020 (the “Form 10-K”).

For ease of reference, the text of the Staff’s comment is included in bold, italicized text below, followed by the Company’s response.

Form 10-K for the Period Ended March 31, 2020

Item 1 – Business General, page 1

1.	We note your response to our comment that your earnings releases do not contain material non-public information. Tell us why your earnings releases routinely and prominently describe and attribute changes in revenue as organic for both consolidated and segment results. Tell us whether organic revenue changes fluctuate between periods and why the discussion is not provided in your periodic reports. Provide us with your analysis that organic changes in revenues are not material non-public information.

In response to the Staff’s comment and requests, the Company is pleased to provide the following information to assist in the Staff’s review. The following points are more fully discussed below, but in summary:

•	The Company’s earnings releases routinely and prominently describe and attribute changes in revenue as organic for both consolidated and segment results because the Company believes such changes are material to investors; however, such changes in revenue are also disclosed and discussed in the Company’s periodic reports prior to issuance of an earnings release.

•	The Company’s organic revenue changes do fluctuate between periods; however, such fluctuations are disclosed and discussed in the Company’s periodic reports prior to issuance of an earnings release.

•	Since organic changes in revenues are disclosed in the Company’s periodic reports prior to the issuance of an earnings release, such information is public at the time earnings releases are issued.

From time to time, the Company has acquired other businesses. When acquisitions occur, the Company clearly and prominently discloses the amount and impact of the acquired (or inorganic) revenue on the Company’s consolidated and segment results within its periodic reports for the first twelve months of ownership. Where inorganic revenue is identified in the Company’s periodic reports, the Company also clearly and prominently discloses the amount of and changes in non-acquired (or organic) revenue.1

As one example, the Form 10-K states on page 25, under the “Results of Operations” and “Net Revenues” subheadings within “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”):

Net revenues for the year ended March 31, 2020 increased $35.7 million, or 10.2%, as compared with the year ended March 31, 2019. The increase was primarily due to recent acquisitions ($15.1 million) and increased sales volumes into the HVAC/R ($12.0 million), plumbing ($3.2 million), architecturally-specified building products ($2.1 million), rail ($1.2 million), mining ($1.2 million) and general industrial ($0.9 million) end markets. [emphasis added]2

This disclosure corresponds to and forms the basis of the organic revenue disclosure in the Company’s earnings release, dated May 20, 2020, for the fiscal fourth quarter and fiscal full-year ended March 31, 2020 (the “FY20 Earnings Release”), under the heading “Fiscal Full Year 2020 Results of Operations”, which states:

Consolidated revenue from continuing operations increased 10.2% to $385.9 million, compared with prior year revenue of $350.2 million.  Organic revenue growth accounted for 5.9% of the total 10.2% growth, with higher organic sales growth in all end markets. [emphasis added]

1 When the Company does not identify inorganic revenue in its periodic reports, it is because no acquisition has occurred with the last twelve months. Therefore, all revenues, as well as all revenue fluctuations between periods, that are disclosed and discussed in the Company’s periodic reports are organic by default.

2 The referenced acquisitions occurred within the Company’s Industrial Products reporting segment. As such, similar language is presented on page 27 of the Form 10-K under the “Business Segments” and “Industrial Products Segment Results” subheadings within MD&A.

In summary, the Form 10-K discloses that acquired (or inorganic) revenue increases are $15.1 million and non-acquired (or organic) revenue increases are $20.6 million in total (including detail of revenue growth by end market), which together comprise the 10.2%, or $35.7 million, year over year revenue increase. This is data is later disclosed and discussed in the FY20 Earnings Release when the Company states that organic revenue accounted for 5.9% of total revenue growth (the increase of $20.6 million in current year organic revenue divided by $350.2 million prior year revenue equals 5.9%) and that organic revenue growth occurred in all end markets.

Furthermore, the Company believes that investors consider organic and inorganic revenue information to be material, as it provides clarity on how much of the Company’s revenue change between reporting periods results from existing operations versus acquisitions. It is for this reason that the Company believes that it clearly and prominently discloses in its periodic reports both inorganic and organic changes in revenues for consolidated and segment results when inorganic changes in revenues occur.

The Company’s periodic report disclosures directly support any discussion of inorganic and organic revenue changes contained in the Company’s earnings releases, which do not provide (nor are they based upon) inorganic or organic revenue data that is not otherwise publicly-available at the time of issuance. Going forward, when inorganic changes in revenue occur and for ease of reference for investors, the Company will provide supplemental information within its periodic reports that includes a sum total of organic revenue changes as well as applicable percentage changes for organic and inorganic revenues.

We hope that the foregoing is responsive to the Staff’s comment. Notwithstanding the foregoing, and as previously stated in the Company’s letter to the Staff dated March 9, 2021, the Company confirms that it will furnish earnings releases under Item 2.02 of Form 8-K in the future.

***

The Company confirms that it and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding these matters, please contact the undersigned at 214.884.3777.

Sincerely,

/s/ James E. Perry
James E. Perry
Executive Vice President, Chief Financial Officer

cc:	Luke Alverson , Senior VP, General Counsel & Secretary Fang Wang, VP, Corporate Controller